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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)1

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

David R. Ramsay

CDC IV, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CDC IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,541,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,541,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,541,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 940,000 shares of the Issuer’s common stock, issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 09060J106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CDC Operating LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,541,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,541,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,541,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 940,000 shares of the Issuer’s common stock, issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 09060J106	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David R. Ramsay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,541,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,541,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,541,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 940,000 shares of the Issuer’s common stock, issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 09060J106	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Argeris Karabelas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,541,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,541,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,541,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 940,000 shares of the Issuer’s common stock, issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 09060J106	13D	Page 6 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Jan Leschly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,541,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,541,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,541,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 940,000 shares of the Issuer’s common stock, issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%
14	TYPE OF REPORTING PERSON*

IN

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends and supplements Items 2, 4 and 7 of the Schedule 13D, filed June 12, 2006, by CDC IV, LLC, a Delaware limited liability company (“CDC IV, LLC”) relating to the Common Stock, $0.001 par value per share, of BioDelivery Sciences International, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Based upon the developments discussed below, Elliott Associates, L.P., and persons associated with it, may be deemed to be participating in a group with CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas and Jan Leschly (the “Reporting Persons”) with respect to the Common Stock of the Issuer. The address of Elliott Associates is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Elliott Associates, L.P. has informed the Reporting Persons that it intends to file a Schedule 13D separately on its behalf and on behalf of persons associated with it to report its possible membership in a group. The Reporting Persons expressly disclaim membership in a group with Elliott Associates, L.P. and its affiliates.

Item 4. Purpose of Transaction

On August 15, 2006, CDC IV sent Issuer a non-binding letter of intent (the “LOI”) proposing certain amendments to the Clinical Development and License Agreement, by and among Issuer, CDC IV, as successor in interest to Clinical Development Capital LLC and Arius Pharmaceuticals, Inc. (the “Clinical Development and License Agreement”). The LOI proposes that CDC IV will provide Issuer will additional funding for clinical development of BEMA™ Fentanyl and receive, in return for such additional funding, increased fees and royalties under the Clinical Development and License Agreement, as well as a warrant to purchase additional shares of the Issuer’s common stock. Additionally, as a condition to amending the Clinical Development and License Agreement, CDC IV has requested that Issuer replace its current management and that CDC IV shall also receive a seat on Issuer’s Board of Directors. On August 18, 2006, Issuer rejected the LOI.

On August 21, 2006, CDC IV and Elliott Associates, L.P. sent a letter to Issuer expressing dissatisfaction with current operations and management. A copy of this letter is attached hereto as exhibit F.

Item 7. Material to Be Filed as Exhibits

Exhibit	Name
E†	Letter of Intent from CDC IV, LLC to BioDelivery Sciences International, Inc., dated as of August 15, 2006.

F	Letter from CDC IV, LLC and Elliott Associates, L.P. to BioDelivery Sciences International, Inc., dated as of August 21, 2006.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D/A is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

Dated: August 22, 2006	CDC IV, LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Authorized Signatory

Dated: August 22, 2006	CDC OPERATING LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Authorized Signatory

Dated: August 22, 2006	/s/ David R. Ramsay
David R. Ramsay

Dated: August 22, 2006	/s/ Argeris Karabelas
Argeris Karabelas

Dated: August 22, 2006	/s/ Jan Leschly
Jan Leschly

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)